NOTE 1 -   ORGANIZATION

Haitong International Securities (USA) Inc. (the "Company") is a wholly owned subsidiary of Haitong International (BVI) Limited, a company owned by Haitong International Securities Group Limited (the "Parent"), within the Haitong Securities Group of companies.

The Company is a registered broker-dealer under the U.S. Securities Exchange Act of 1934 of the U.S. Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). On April 27, 2018, the Company became a member of the National Association of Securities Dealers Automated Quotations ("NASDAQ"). The Company markets globally branded research on international companies listed on global stock exchanges to institutional investors primarily in the United States. The Company also executes securities transactions through 15a-6 chaperoning arrangements and through a clearing agreement in a sub-account arrangement with their affiliate, in addition to providing services to another affiliate in relation to distribution of asset management products in the United States. (See note 5)

The Company does not carry customer accounts or otherwise hold funds or securities for customers and is, accordingly, exempt from the reserve requirement of SEC Rule 15c3-3 under paragraph (k)(2)(i).

NOTE 2 -   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The Company prepares its financial statements in accordance with accounting principles generally accepted in the United States of America.

CONCENTRATIONS OF CREDIT RISK

Cash consists of deposits at two banks. Bank deposits at one bank are guaranteed by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. The Company may be exposed to credit risk for the amounts of funds held in excess of insurance limits. In assessing this risk, the Company's policy is to maintain cash balances with reputable financial institutions. At December 31, 2018, cash and certificate of deposit balances in excess of Federally insured funds amounted to $5,962,447. No losses have been incurred to date.

For purposes of the financial statements, the Company considers all highly liquid debt instruments with an original maturity of three months or less when acquired to be cash equivalents. The Company held no cash equivalents at December 31, 2018.

CERTIFICATE OF DEPOSIT

Certificate held for investment is included in the Statement of Financial Condition and has a maturity date of September 19, 2019. The certificate of deposit is held with one of the same banks as the cash balances.

REVENUE RECOGNITION

Adoption of new accounting standards
On January 1, 2018, the Company adopted ASU Topic 606, *Revenue from Contracts with Customers* ("ASC Topic 606"), which creates a single framework for recognizing revenue from contracts with customers that fall within its scope. The Company adopted ASC Topic 606 using the modified retrospective method applied to all contracts not completed as of January 1, 2018. Results for reporting periods beginning after January 1, 2018 are presented under ASC 606 while prior period amounts continue in accordance with legacy GAAP. The adoption of ASC 606 did not result in change to the accounting for any of the in-scope revenue streams and no cumulative effect adjustment was recorded.

During 2018, revenue from contracts with customers consisted of:

Revenue earned at a point in time

Commission income earned through commission sharing arrangements	$ 2,372,558
Commission income earned through 15a-6 chaperoning arrangements	1,467,779
Commission income earned through trading services	524,119
Fund distribution service income	567,574
Total	$ 4,932,030

Revenue earned over time

Data service income	$ 60,000

Commission income earned through commission sharing arrangements
The Company earns commissions from globally branded research and other investment services it provides on international companies listed on global stock exchanges to its clients. Commissions earned are determined either by contractual agreed rates or by an assessment of the value of the research to the customer. All commissions are earned through trading services or commission sharing arrangements with other broker-dealers, who execute the transactions and then allocate to the Company a percentage of commissions generated, per the customers' instructions, on an annual or other periodic basis. Revenues are recorded once the Company has been notified of the amount they are being allocated, as the performance obligation of providing research has already been satisfied at this time, and the related commissions to be allocated to the Company have been determined.

Payment is generally received within a month of the bill being sent out to the paying party.

Commission income earned through 15a-6 chaperoning arrangements
The Company earns commissions through trading securities for U.S. institutional investors through a chaperoning agreement with its foreign affiliate, Haitong International Securities Company Limited ("HISCL"). Revenue is determined by multiplying an agreed commission rate by the volume of trades executed. The Company's performance obligation is satisfied on the trade date of the security transactions because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon, and the risks and rewards of ownership are transferred to/from the customer. Payment for services is received the following month.

Commission income earned through trading services
The Company earns revenue from trading stocks for their U.S. institutional investors through a clearing agreement in a sub-account arrangement with HISCL. Revenue is determined based on an agreed commission rate multiplied by the volume of trades executed. The Company's performance obligation is satisfied on the trade date of the security transactions because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon, and the risks and rewards of ownership are transferred to/from the customer. Payments for services are included in the intercompany loan balance between the Company and HISCL, and are remitted to the Company from time to time.

Fund Distribution Service Income
The Company is compensated for services provided in the United States to foreign affiliate Haitong International Asset Management (HK) Limited ("HIAML") for services provided to HIAML in relation to their distribution of asset management products in the United States. The performance obligation is satisfied at the point in time the services are provided. The Company bills HIAML for all costs incurred in providing the services, plus a 10% mark-up. Payments for services are received on a bi-annual basis.

Data service income
The Company provides data information and related software licensing ("Data Service") to one of their customers. The fees for these services is $5,000 a month. The customer remits payments for three months of services in advance, which the Company earns over time during the following three months.

Interest income
Interest income is recognized when earned.

Trading profit (losses)
Trading gains and losses are recognized on a trade date basis.

ALLOWANCE FOR BAD DEBTS

Receivables from brokers are recognized and carried at original value less an allowance for doubtful accounts. It is the policy of Company management to review the outstanding accounts receivable as well as the bad debt write-offs, collections experienced in the past, economic factors, specific customer information, and current credit considerations to establish an allowance for doubtful accounts for potentially uncollectible amounts. Accounts are written off when they are determined to be uncollectible based upon management's assessment of individual accounts. No such allowances existed at December 31, 2018.

REVENUE CONCENTRATION

For the year ended December 31, 2018, the Integration Fee accounted for 31% of total revenues. (See note 5)

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenues and expenses during the year. Actual results could differ from those estimates.

DEPRECIATION

Depreciation of furniture and equipment is provided on a straight-line basis over the estimated useful life of the respective assets.

INCOME TAXES

The Company is a C-Corporation and is subject to Federal, state and local income taxes. The Company accounts for income taxes in accordance with FASB ASC 740, "Income Taxes". Deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities, and are measured using the enacted laws and tax rates that will be in effect when the differences are expected to reverse. The measurement of deferred tax assets is reduced, if necessary, by a valuation allowance for any tax benefits that are not expected to be realized. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in the period that such tax rate changes are enacted.

The Company follows standards for establishing and classifying any tax provisions for uncertain tax positions and recognizing any interest and penalties.   The

Company's policy is to recognize accrued interest and penalties as income tax expense. The Company is no longer subject to federal or state and local income tax examinations by tax authorities for the years before 2015.

STOCK-BASED COMPENSATION PLANS

Employees of the Company participate in certain share-based plans of Haitong International Securities Group Limited. The Company determines the fair value of these options on the date of the grant. The Company accounts for such share-based payments in accordance with FASB Accounting Standard Codification ("ASC") guidance to be recognized in the statement of operations on a straight-line basis over the requisite service period based on their grant date fair values, with a corresponding credit to additional paid-in capital. For options that vest based on performance criteria, the fair value on grant date is determined based on the management's assessment of the probability of achieving the criteria. If such criteria are not met, no compensation cost is recognized and any recognized compensation cost is reversed.

Where the terms and conditions of the options are modified before they vest, the increase in the fair value of the options, measured as the difference between immediately before and after the modification, is charged to the statement of operations on a straight-line basis over the remaining vesting period. Similarly, where existing options are cancelled and replaced by new options with different terms, the increase in the fair value of the options, measured as the difference between the fair value of new options and the fair value of the existing options as of the date of their cancellation, is also charged to the statement of operations on a straight-line basis over the remaining vesting period of the new options.

SUBSEQUENT EVENTS

Management has evaluated events and transactions occurring after the Statement of Financial Condition date and through the date of the report of the Independent Registered Public Accounting Firm to determine whether any of these events or transactions were required to be recognized or disclosed in the financial statements. The date of the report of the Independent Registered Public Accounting Firm is the date that the financial statements were available and issued.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS – NOT YET ADOPTED

Leases
In February 2016, the FASB issued ASU 2016-02, (Topic 842), "Leases", which establishes a right of use model ("ROU") that requires a lessee to record a ROU asset and a lease liability on the balance sheet for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with

classification affecting the pattern of expense recognition in the statement of operations. For lessors, the new standard requires a lessor to classify leases as either sales-type, finance or operating. A lease will be treated as a sale if it transfers all the risks and rewards, as well as control of the underlying asset, to the lessee. If risks and rewards are conveyed without the transfer of control, the lease is treated as financing. If the lessor does not convey risks and rewards or control, then the lease would be classified as an operating lease. The new standard requires a modified retrospective approach to adoption. The Company has determined that Topic 842 will result in an asset and an offsetting liability in the amount of approximately $234,000, which will have no impact on the computation of net capital.

NOTE 3 -   RECEIVABLE FROM CLEARING ORGANIZATION

At December 31, 2018, the balance at the clearing firm consisted of entirely cash balances.

NOTE 4 -   RECEIVABLE FROM BROKERAGE CLIENTS

The Company has entered into commission sharing arrangements with a number of clearing brokers that execute, clear and settle all customer transactions on a delivery vs. payment ("DVP") basis. Receivables from brokers represent amounts due from these firms.

NOTE 5 -   RELATED-PARTY TRANSACTIONS

During 2018, the Company was allocated $417,569 in revenue through a transfer pricing policy (the "Policy') with its Parent and its affiliates located in Europe and Asia (the "Group") in relation to their Institutional Equity Department ("IED") business lines. Under the terms of the Policy, additional revenue or expenses are allocated to all Group members based on their IED income proportional to their related IED staff costs. Revenue streams that are included within the IED transfer pricing policy computation are commissions earned through commission sharing arrangements of $2,372,558, commissions earned through 15a-6 arrangements of $1,467,779, commission earned through trading services of $524,119, and data service income of $60,000.

The Company has entered into a 15a-6 chaperoning arrangement with their Hong Kong affiliate, HISCL. During 2018, the Company earned $1,467,779 in commissions from 15a-6 transactions, and incurred $592,995 in related clearing fees, paid directly to HISCL.

During 2018, the Company co-located office space and operations with New York based affiliate broker dealer, Haitong Securities USA LLC, and developed several new business lines for the benefit of the Group. In June 2018, the Company billed

the Parent $2,500,000 in integration fee costs, which represents the expenses incurred, time spent, and opportunities lost during this integration and development process.

The Company earns commission income and related clearing expenses through a clearing agreement that it has entered into with Citigroup Global Markets Inc. in a sub-account arrangement thru its affiliate HISCL. During 2018, the Company recognized $524,119 in commissions earned through this clearing agreement and incurred $142,455 in related clearing charges.

In March 2018, the Company entered into an expense sharing agreement (the "Agreement") with affiliate, Haitong Securities USA LLC. Under the terms of the Agreement, the Company will reimburse Haitong Securities USA LLC for the Company's portion of personnel, occupancy, and communications expenses incurred by Haitong Securities USA LLC. The initial term of the Agreement is for one year, at which time it will automatically renew for successive one-year terms, unless terminated by either party. During 2018, the Company incurred $1,154,384 in expenses.

In March 2018, the Company entered into a trading agreement with their Hong Kong affiliate, HISCL, whereby the Company executes transactions for HISCL's non-U.S. customers trading in the U.S. market. During 2018, the Company earned $20,230 in commissions through this agreement.

In July 2018, the Company entered into a service agreement with affiliate HIAML. The Company provides services to HIAML in relation to HIAML's distribution of asset management products in the United States. Under the terms of the agreement, HIAML compensates the Company for all services incurred, plus a 10% mark-up. The initial term of the agreement is for one year, at which time it will automatically renew for successive one-year terms. During 2018, the Company earned $567,574 through this agreement.

In October 2018, the Company entered into an expense sharing agreement with Haitong International Financial Solutions ("HTIFSL") whereby HTIFSL provides information technology and market data services in relation to the Company's operations. Under this agreement, the Company incurred expenses of $231,000.

At December 31, 2018, the Company had the following balances with its affiliates, which are non-interest bearing and due on demand:

Due to Haitong International Securities (UK) Limited	$ (1,651,346)
Due from Haitong International Securities Co Ltd. HK	800,097
Due to Haitong International Japaninvest KK	(863,782)
Due to Haitong International Securities (Singapore) Pte Ltd.	(27,119)
Due to Haitong International Securities (India)	(11,087)
Due to Haitong International Securities (Australia) Pty Ltd.	(24,696)
Due from Haitong International Securities Group Ltd.	417,569
Net total	$ (1,360,364)

At December 31, 2018, the accrued expenses and other liabilities balance included the following related party payables:

Due to Haitong International Financial Solutions	$ 231,000
Due to Haitong Securities USA LLC	128,086
Total	$ 359,086

At December 31, 2018, the receivable from brokerage clients balance included the following related party receivable:

Due from Haitong International Asset Management (HK) Ltd.	$ 233,219

NOTE 6 -   REGULATORY NET CAPITAL REQUIREMENT

As a broker-dealer, the Company is subject to the U.S. Securities and Exchange Commission's Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2018, the Company's regulatory net capital was $2,906,161, which exceeded the required regulatory net capital by $2,635,976.   The Company's ratio of aggregate indebtedness to regulatory net capital at December 31, 2018 was 1.39 to 1.

NOTE 7 -   INCOME TAXES

The provision for income taxes (benefit) for the year consists of the following:

Deferred tax expense (benefit) related to operating loss carryforwards	$ (277,454)
Less: Valuation allowance	277,454

Total provision for income taxes $ --

The Company's deferred tax assets at December 31, 2018 before valuation allowance are $2,425,315 which is due to net operating loss carryforwards for tax purposes. The deferred tax asset and associated valuation allowance increased by $277,454 for 2018. The Company maintains a 100% valuation allowance of $2,425,315 at December 31, 2018 against its federal, state and city net operating loss carryforwards, as it is more likely than not that they will not be fully realized. Management will reverse the valuation allowance once the Company generates sufficient taxable income to absorb tax losses in whole or in part. At December 31, 2018, the Company had available net operating losses of approximately $7,085,000, which expire beginning in 2026. Due to ownership changes in prior years, and recent Federal tax law changes, the amount of net operating losses available for use in any year may be limited.

There was minimal income tax provision recorded in 2018 due to the current net operating loss.

NOTE 8 -   LEASE COMMITMENT

The Company leases office space under an operating lease agreement expiring in 2020. Rent expense was approximately $667,000 for the year ended December 31, 2018, which included approximately $530,000 in rent paid to Haitong Securities USA LLC under the terms of the expense sharing agreement.

Future minimum lease payments under this lease as of December 31, 2018 are:

2019	$ 215,894
2020	36,158
Total	$ 252,052

The total amount of minimum rentals to be received in the future under non-cancellable sub-leases as of December 2018 is approximately $213,000.

NOTE 9 -   SHARE-BASED PAYMENTS

Haitong International Holding (UK) Limited ("Prior Parent Company"), formerly Japaninvest Group plc, operated two equity-settled share option plans to incentivize employees. Options have been issued since the formation of the prior Parent Company in 2003 and have exercise prices based on a multiple of the share price at grant date or at the nominal value. Options vest over a period of up to five years from grant subject to continual employment and have an expiration date of six to ten years from grant. During 2014, the prior Parent Company issued performance-based options. The shares were listed on the Mothers Market on The Tokyo Stock Exchange.

Effective March 31, 2015, the prior Parent Company based in the U.K. was acquired by the current Parent Company based in Hong Kong (see summary of business and significant accounting policies). Under the acquisition agreement, terms of options issued prior to that date were modified. Due to the modification of the terms, certain performance options which were issued in 2014 are deemed to be deferred compensation arrangements with liability award treatment on the Parent Company's books. As the options would be settled by the affiliate of the Parent Company, on the Company's books these awards were recorded to additional paid-in capital. As the liability is fixed, these options are not revalued and the change in value on date of modification is being recorded by the Company as non-cash compensation expense on a straight-line basis over the vesting period.

In 2016, the Parent Company issued performance awards in shares to the employees of the Company. These options vest over a three-year period on a straight-line basis. The value of these awards is the market value of the shares of the Parent Company on the stock exchange. As the awards would be settled by the Parent Company, on the Company's books these awards are recorded to additional paid-capital. The expense related to these shares awards is being recorded on straight-line basis over the vesting period of the awards.

All options issued to employees in 2014 and earlier were either exercised or cancelled. No new options were issued in 2015. There were no outstanding options as of December 31, 2015. In 2016, a total of 73,412 shares were granted as performance awards. Of these, 1/3 or 24,470 shares vested during 2018. The weighted average grant-date fair value of these shares was $ 0.56 per share. No new options or shares were issued during 2018.

The Company recorded a non-cash stock compensation expense related to 2016 awards of $13,747 and a non-cash compensation credit related to the deferred compensation arrangement of $17,520 for a total debit to additional paid-in capital of $3,774. The credit is due to the reversal of non-cash compensation expense recorded in prior years as certain performance options did not vest in 2018.

Based on management's estimates of the probability of achieving the performance criteria to earn the amounts under the deferred compensation arrangements and the 2016 share awards, the total amount of expense to be recorded in 2019 is estimated to be approximately $9,000.

NOTE 10 -   OFF-BALANCE SHEET RISK

In the normal course of business, the Company executes, as agent, transactions on behalf of customers through its clearing broker. If the agency transactions do not settle because of failure to perform by the customer, the Company may be obligated

to discharge the obligation of the customer, and, as a result, may incur a loss if the market value of the security fluctuates to the detriment of the Company.

The Company does not anticipate nonperformance by customers. The Company's policy is to monitor its market exposure and risk. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each customer and customer's broker with which it conducts business. The clearing brokers have not extended credit to introduced customer accounts, and therefore, at December 31, 2018, there were no amounts to be indemnified to clearing brokers for customer accounts.